AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

OPSWARE INC.,

TES ACQUISITION CORP.

AND

TANGRAM ENTERPRISE SOLUTIONS, INC.

DECEMBER 4, 2003

i

2.20	[Intentionally omitted.]	36

2.21	Affiliates	36

2.22	Certain Transactions and Agreements	37

2.23	Company Debt	37

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	37

3.1	Organization of Parent and Merger Sub	37

3.2	Parent and Merger Sub Capitalization	38

3.3	Authority; Non-Contravention	39

3.4	SEC Filings; Parent Financial Statements	40

3.5	Compliance with Laws	41

3.6	Disclosure	41

3.7	Brokers’ and Finders’ Fees	42

3.8	Board Approval	42

3.9	Absence of Certain Changes or Events	42

3.10	Litigation	42

ARTICLE IV	CONDUCT PRIOR TO THE EFFECTIVE TIME	42

4.1	Conduct of Business by Company	42

4.2	Amendment of Parent Charter Documents	46

ARTICLE V	ADDITIONAL AGREEMENTS	46

5.1	Proxy Statement/Prospectus; Registration Statement; Other Filings	46

5.2	Meeting of Company Shareholders; Board Recommendation	47

5.3	No Solicitation	49

5.4	Confidentiality; Access to Information	51

5.5	Notification of Certain Matters	51

5.6	Public Disclosure	51

5.7	Reasonable Efforts	51

5.8	Third Party Consents	52

5.9	Employee Benefits	52

5.10	Indemnification	52

5.11	Nasdaq Listing	53

5.12	Takeover Statutes	53

5.13	Section 16 Matters	53

5.14	Tax Treatment as Reorganization	54

5.15	Company Credit Facilities	54

5.16	Company Affiliates; Restrictive Legend	54

5.17	Transition Employee Arrangements	54

5.18	Transition Services Agreement	55

5.19	Termination of Company Options and Company Option Plans	55

5.20	Dissenting Shares	55

5.21	Spreadsheet	55

5.22	Transaction Tax Liabilities	55

5.23	General Release and Covenant Not to Sue	56

ARTICLE VI	CONDITIONS TO THE MERGER	56

6.1	Conditions to Obligations of Each Party to Effect the Merger	56

6.2	Additional Conditions to Obligations of Company	57

6.3	Additional Conditions to the Obligations of Parent and Merger Sub	58

ARTICLE VII	TERMINATION, AMENDMENT AND WAIVER	60

7.1	Termination	60

7.2	Notice of Termination; Effect of Termination	62

7.3	Fees and Expenses	62

7.4	Amendment	63

7.5	Extension; Waiver	63

ARTICLE VIII	GENERAL PROVISIONS	63

8.1	Non-Survival of Representations and Warranties	63

8.2	Notices	63

8.3	Interpretation; Certain Defined Terms	64

8.4	Counterparts	65

8.5	Entire Agreement; Third Party Beneficiaries	65

8.6	Severability	65

8.7	Other Remedies; Specific Performance	65

8.8	Governing Law	65

8.9	Rules of Construction	65

8.10	Assignment	66

8.11	Waiver Of Jury Trial	66

EXHIBITS

Exhibit A-1	Form of Articles of Merger

Exhibit A-2	Form of Certificate of Merger

Exhibit B	Form of Voting Agreement

Exhibit C	Form of Non-Solicitation Agreement

Exhibit D	Form of Transition Services Agreement

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of December 4, 2003, among Opsware Inc., a Delaware corporation (“Parent”), TES Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (“Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and Company have approved this Agreement, and declared advisable the merger of Merger Sub with and into Company (the “Merger”) upon the terms and subject to the conditions of this Agreement, pursuant to the Articles of Merger in the form of Exhibit A-1 (the “Articles of Merger”) and the Certificate of Merger in the form of Exhibit A-2 (the “Certificate of Merger”), and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”) and the Business Corporation Law of the Commonwealth of Pennsylvania (“Pennsylvania Law”).

B. For United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Safeguard Scientifics, Inc. (and/or its wholly owned subsidiaries Safeguard Scientifics (Delaware), Inc. and Safeguard Delaware, Inc.) (“SSI”) and TBBH Investments Europe AG (“TBBH”), major shareholders of Company, are entering into Voting Agreements with Parent in the form of Exhibit B (collectively, the “Voting Agreements”).

D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain employees of Company are entering into Non-Solicitation Agreements with Parent in the form of Exhibit C (collectively, the “Non-Solicitation Agreements”) which shall become effective as of the Effective Time (as defined in Section 1.1).

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be made to the fifth decimal place.

“Acquisition Proposal” means, with respect to a particular company, any offer or proposal (other than an offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of such party or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total outstanding voting securities of such party or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving such party pursuant to which the shareholders of such party immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material portion of the assets of such party and its subsidiaries; or (C) any liquidation or dissolution of such party.

“Action of Divestiture” means (i) making proposals, executing or carrying out agreements or submitting to Legal Requirements providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets that are material to Parent, Company or any of their respective subsidiaries or the holding separate of Company capital stock, stock of Merger Sub or stock of the Surviving Corporation, or imposing or seeking to impose any limitation on the ability of Parent, Company or any of their respective subsidiaries to conduct their respective businesses or own such assets or to acquire, hold or exercise full rights of ownership of Company’s business or shares of Company capital stock (or shares of stock of the Surviving Corporation) or (ii) otherwise taking any step to avoid or eliminate any impediment which may be asserted under any Legal Requirement governing competition, monopolies or restrictive trade practices.

“affiliates” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the first-mentioned person.

“Announcement Stock Price” means the average of the closing prices for a share of Parent Common Stock as quoted on the NASDAQ National Market for the five consecutive trading days ending on the trading day that is one trading day prior to the date of this Agreement.

“Closing” means the closing of the transactions contemplated hereby.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Stock Price” means the average of the closing prices for a share of Parent Common Stock as quoted on the NASDAQ National Market for the five consecutive trading days ending on the trading day that is one trading day prior to the Closing Date.

“Company Common Stock” means the common stock, $0.01 par value per share, of Company.

“Company Debt” means all indebtedness, including principal and accrued interest, of Company for money borrowed set forth in Part 1.1-CD of the Company Disclosure Letter, excluding trade debt incurred in the ordinary course of business.

“Company Option Plans” means the 1988 Stock Option Plan, the Stock Option Plan for Directors, and the 1997 Equity Compensation Plan of Company.

“Company Options” means options to purchase shares of Company capital stock.

“Company Restricted Stock” means any shares of Company Common Stock which are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased by Company upon any termination of employment, directorship or other relationship with Company (and/or any affiliate of Company) under the terms of any Contract with Company (including any restricted stock purchase agreement, stock option agreement or stock option exercise agreement).

“Company Series F Stock” means the Series F convertible preferred stock, $0.01 par value per share, of Company.

“Company Severance Payments” means the aggregate amount of cash severance and the dollar value of benefits Company (or any affiliate of or successor to Company) is obligated to pay under the Contracts set forth on Part 1.1-CSP of the Company Disclosure Letter, which is $1,395,382 as of the date of this Agreement (“Current Aggregate Severance Amount”).

“Company Severance Reduction” means the aggregate reduction (if any) in the amount of Company Severance Payments after the date of this Agreement and prior to the Closing Date (i) effected through written Contracts or written Contract amendments or (ii) evidenced in such other form as may be reasonably satisfactory to Parent.

“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking.

“Current Aggregate Severance Amount” shall have the meaning set forth in the definition of “Company Severance Payments” above.

“Current Maintenance Run Rate” means an amount equal to the aggregate amount of annual support and maintenance fees paid or payable to Company under customer Contracts (other than Scheduled EDS Contracts (as such defined below)) as of the date of this Agreement, as set forth in Part 1.1-CMRR of the Company Disclosure Letter.

“Debt Cash Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Debt Merger Value by the (2) Parent Cash Percentage; divided by (B) the Total Debt Merger Value.

“Debt Stock Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Debt Merger Value by (2) the Parent Share Percentage; divided by (B) the Closing Stock Price; divided by (C) the Total Debt Merger Value.

“Dissenting Shares” means any shares of Company Series F Stock or Company Common Stock that are outstanding immediately prior to the Effective Time with respect to which dissenters rights to obtain payment for such dissenting shares in accordance with Pennsylvania Law have been duly and properly exercised and perfected in connection with the Merger.

“Effective Time” means the time of the filing of the Articles of Merger and Certificate of Merger (or such later time as may be mutually agreed in writing by Company and Parent and specified in the Articles of Merger).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Final Maintenance Run Rate” means an amount equal to the aggregate amount of then-effective annual support and maintenance fees payable to Company under customer Contracts (other than Scheduled EDS Contracts) which are valid and in full force and effect (and for which no notice of termination or cancellation has been received) as of the Closing Date, as demonstrated by Company having in the then-current annual contract period either received cash payment or an outstanding purchase order under such customer Contracts.

“Final Net Cash Assets” means an amount equal to: (A) actual Net Cash Assets as of the end of the calendar month immediately preceding the calendar month in which the Closing occurs; plus (B) (1) all cash received during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date and (2) all amounts, in excess of $25,000 individually, invoiced or billed during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date; less (C) (1) all cash disbursed during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date and (2) all liabilities, in excess of $25,000 individually, incurred or accrued during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (A) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (B) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Series F Stock issued and outstanding immediately prior to the Effective Time.

“Fully-Diluted Company Series F Stock” means the aggregate number of shares of Company Series F Stock that are issued and outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“General Cash Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Remaining Merger Value by (2) the Parent Cash Percentage; divided by (B) the Fully-Diluted Company Common Stock.

“General Stock Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Remaining Merger Value by (2) the Parent Share Percentage; divided by (B) the Closing Stock Price; divided by (C) the Fully-Diluted Company Common Stock.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of the executive officers and financial employees of such entity, and with respect to Company, the Chairman of Company’s Board of Directors and the members of the Special Committee of Company’s Board of Directors (collectively, the “Entity Representatives”) after reasonable inquiry, including reasonable inquiry of the persons employed by such entity charged with administrative or operational responsibility for such matters for such entity. Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails received or sent by such Entity Representative) in, or that have been in, the actual possession of such Entity Representative, including his or her personal files, or (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such entity that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such Entity Representative in the customary performance of such duties and responsibilities.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, judgment, injunction, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“material,” when referring to any event, change, condition or effect with respect to any entity means any event, change, condition or effect that (i) is material in relation to the financial condition, properties, assets (including intangible assets), liabilities, Intellectual Property (as defined below), business, employees, operations or results of operations of such entity and its subsidiaries, taken as a whole or (ii) involves monetary commitments, obligations or liabilities which could reasonably be expected to exceed $25,000 individually or $100,000 in the aggregate (provided that for purposes of Section 6.3(p) only the materiality threshold shall be $300,000 (exclusive of attorney’s fees) individually or in the aggregate, and provided further that for purposes of the last sentence of Section 2.4(b) only the materiality threshold shall be $50,000 individually and $100,000 in the aggregate).

“Material Adverse Change” or “Material Adverse Effect,” when used with reference to any person, means any event, change, violation, inaccuracy, circumstance or effect (regardless of whether such event, change, violation, inaccuracy, circumstance or effect is inconsistent with any representations or warranties made in this Agreement) that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the financial condition, properties, employees, assets (including intangible assets), business, operations or results of operations of such person and its subsidiaries, taken as a whole, except to the extent that any such event, change violation, inaccuracy, circumstance or effect primarily and directly results from (a) changes in the price of the publicly traded stock of Parent or Company, (b) changes in U.S. general economic conditions (provided that such changes do not affect such person in a substantially disproportionate manner relative to its competitors), (c) changes affecting the industry generally in which such person operates (provided that such changes do not affect such person in a substantially disproportionate manner relative to its competitors) or (d) the announcement or pendency of this Agreement or the transactions contemplated hereby.

“Merger Expenses” means all costs and expenses reasonably incurred by Company (and not any director, officer or shareholder of Company) in connection with the Merger and this Agreement and the transactions contemplated hereby, including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, as documented by Company to Parent’s reasonable satisfaction prior to the Closing Date.

“Merger Sub Common Stock” means the common stock, par value $0.001 per share, of Merger Sub.

“Net Cash Assets” means an amount equal to: (A) (i) Company’s total cash and cash equivalents plus (ii) total net accounts receivable outstanding for no more than 60 days (90 days in the case of customers set forth on Part 1.1-NCA of the Company Disclosure Letter) which would be required to be set forth on the face of a balance sheet of the Company prepared in accordance with GAAP (for the avoidance of doubt, with respect to the reserve for accounts receivable, only that portion of such reserve that is attributable to accounts receivable outstanding for no more than 60 days (90 days in the case of customers set forth on Part 1.1-NCA of the Company Disclosure Letter) shall be included in the calculation of net accounts receivable) plus (iii) prepaid expenses of Company which would be required to be set forth on the balance sheet of Company prepared in accordance with GAAP; less (B) accounts payable and all other liabilities (other than Company Debt and deferred revenue) of the Company which would be required to be set forth on the face of a balance sheet of the Company prepared in accordance with GAAP, including (1) any liabilities for Company Severance Payments and (2) any liabilities for Merger Expenses.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Cash Percentage” means (A) the Total Parent Cash; divided by (B) the Total Final Merger Value.

“Parent Share Cap” means an amount equal to: (A) the Total Base Merger Value; divided by (B) 80% of the Announcement Stock Price.

“Parent Share Percentage” means: (A) the product obtained by multiplying (1) number of Total Parent Shares by (2) the Closing Stock Price; divided by (B) the Total Final Merger Value.

“Parent Triggering Event” shall be deemed to have occurred if: (i) Company’s Board of Directors or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Parent its recommendation in favor of approval and adoption of this Agreement and approval of the Merger or approved or publicly recommended any Acquisition Proposal; (ii) Company shall have failed to include in the Prospectus/Proxy Statement the recommendation of Company’s Board of Directors in favor of approval and adoption of this Agreement and approval of the Merger; (iii) Company’s Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of approval and adoption of this Agreement and approval of the Merger within 10 business days after Parent requests in writing that such recommendation be reaffirmed; (iv) Company shall have for any reason failed to call, convene and hold the Company Shareholders Meeting in accordance with the provisions of Section 5.2 or shall have for any reason failed to submit to the vote of the Company’s shareholders at the Company Shareholders Meeting the adoption of this Agreement and approval of the Merger; (v) Company shall have received any Acquisition Proposal and Company’s Board of Directors in connection therewith does not, within ten business days after such Acquisition Proposal is first received, reject such Acquisition Proposal and reaffirm its recommendation in favor of approval and adoption of this Agreement and approval of the Merger; (vii) Company shall have entered into any letter of intent or other Contract accepting any Acquisition Proposal; (vii) Company shall have knowingly and materially breached any of the provisions of Sections 5.2 or 5.3; or (viii) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent, and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

“person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Projected Net Cash Assets” means projected Net Cash Assets as of the end of the calendar month immediately preceding the calendar month in which the Closing occurs, as indicated in the projections set forth in Part 1.1-PNCA of the Company Disclosure Letter. Such projections shall include accruals for (1) $1,395,382 of Company Severance Payments and (2) $300,000 of Merger Expenses.

“Scheduled EDS Contracts” shall mean those Contracts with Electronic Data Systems Corp. (“EDS”) set forth on Part 2.14(m) of the Company Disclosure Letter.

“Series F Cash Exchange Ratio” means an amount equal to: (A) (1) the product obtained by multiplying (i) the Total Preference Merger Value by (ii) the Parent Cash Percentage, divided by (2) the Fully-Diluted Company Series F Stock; plus (B) the General Cash Exchange Ratio.

“Series F Stock Exchange Ratio” means an amount equal to: (A) (1) the product obtained by multiplying (i) the Total Preference Merger Value by (ii) the Parent Share Percentage, divided by (2) the Closing Stock Price, divided by (3) the Fully-Diluted Company Series F Stock; plus (B) the General Stock Exchange Ratio.

“subsidiary” of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

“Superior Offer” means, with respect to a particular company, an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or a majority of the total outstanding voting securities of such party and as a result of which the shareholders of such party immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of such party has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor of national standing, such as Bryant Park Capital), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to such party’s shareholders (in their capacities as shareholders) than the terms of the Merger and is reasonably likely to be consummated.

“Total Base Merger Value” means an amount equal to: (A) $10,000,000; less (B) the difference obtained by subtracting (1) the Final Net Cash Assets from (2) the Projected Net Cash Assets (provided such difference is a positive number); less (C) the difference obtained by subtracting (1) the Final Maintenance Run Rate from (2) the Current Maintenance Run Rate (provided such difference is a positive number); less (D) (if the condition in Section 6.3(o) is waived by Parent) the amount of any unpaid Company Severance Payments or Merger Expenses as of the Closing Date; provided, however, that no deduction shall be made pursuant to preceding clause (B) with respect to the first $150,000 by which Final Net Cash Assets are less than Projected Net Cash Assets (but even in that case, no portion of any increase in the Current Aggregate Severance Amount or any Merger Expenses in excess of $300,000 shall be excluded by the deductible in this proviso); provided, further, however, that that no deduction in excess of $500,000 shall be made pursuant to preceding clause (B) (provided that this proviso shall not be deemed to limit any deduction of any increase in the Current Aggregate Severance Amount or any deduction of any Merger Expenses in excess of $300,000); provided, further, however, that that no amount shall be deducted under preceding clause (B) if and to the extent that such amount also is associated with an event that causes a deduction under clause (C) (e.g., no decline in Maintenance Run Rate that results in an adjustment under preceding clause (C), but that also directly impacts cash or accounts receivable and thus Net Cash Assets, shall also be “double counted” as an adjustment under the preceding clause (B)); provided, further, however, that no deduction shall be made pursuant to preceding clause (C) if the Final Maintenance Run Rate is not more than 10% less than the Current Maintenance Run Rate, but if the Final Maintenance Run Rate is more than 10% less than the Current Maintenance Run Rate, then a deduction shall be made for 50% of the amount of the difference between the Final Maintenance Run Rate and the Current Maintenance Run Rate, but in no event shall this deduction exceed an amount equal to 10% of the Current Maintenance Run Rate.

“Total Debt Merger Value” means the amount of Company Debt which would be required to be set forth on the face of a balance sheet of the Company as of the Closing Date prepared in accordance with GAAP.

“Total Final Merger Value” means an amount equal to: (A) the product obtained by multiplying (1) number of Total Parent Shares by (2) the Closing Stock Price; plus (B) the Total Parent Cash.

“Total Parent Shares” means an amount of Parent Common Stock equal to (A) the Total Base Merger Value divided by (B) the Closing Stock Price; provided, however, that in no event shall the Total Parent Shares exceed the Parent Share Cap unless Parent agrees otherwise in writing that the Total Parent Shares shall nevertheless mean an amount of Parent Common Stock equal to the Total Base Merger Value divided by the Closing Stock Price; provided further, that in the event that (1) the Closing Stock Price is less than the Announcement Stock Price or (2) Parent agrees in writing pursuant to the immediately preceding clause that the Total Parent Shares shall mean an amount of Parent Common Stock equal to the Total Base Merger Value divided by the Closing Stock Price, then Parent may in its sole discretion elect to substitute cash for shares of Parent Common Stock at a per share rate equal to the Closing Stock Price, so long as such substitution would not cause the Merger to fail to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Code, in which case the Total Parent Shares shall mean the amount of Parent Common Stock remaining after such substitution and “Total Parent Cash” shall mean the aggregate amount of cash so substituted.

“Total Preference Merger Value” means an amount equal to: (A) the Fully-Diluted Company Series F Stock; multiplied by (B) the sum obtained by adding (1) $1,000 and (2) the per share amount of accrued and unpaid dividends on Company Series F Stock as of the Closing Date.

“Total Remaining Merger Value” means an amount equal to: (A) the Total Final Merger Value; less (B) the Total Debt Merger Value; less (C) the Total Preference Merger Value.

1.2 The Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law and Pennsylvania Law, at the Effective Time, Merger

Sub shall be merged with and into Company, the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). Parent may elect in its sole discretion to have the Merger be structured as (a) the merger of Company with and into Merger Sub (with the separate existence of Company ceasing and Merger Sub continuing as the surviving corporation of the Merger) or (b) the merger of Merger Sub with and into Company followed by the merger of Company with and into another direct wholly-owned subsidiary of Parent (with the separate existence of Merger Sub and Company ceasing and such other subsidiary continuing as the surviving corporation of the Merger), and upon such election, Parent, Merger Sub and Company shall enter into a binding amendment of this Agreement to provide for such new Merger structure.

1.3 Closing. Subject to termination of this Agreement as provided in Article VII, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, on the Closing Date, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing. Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by Company and Parent, the Articles of Merger shall be filed with the Pennsylvania Department of State in accordance with Pennsylvania Law.

1.4 Effects of the Merger. At and upon the Effective Time:

(a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into Company, and Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Articles of Merger;

(b) the Articles of Incorporation of the Surviving Corporation shall be amended in their entirety to read as set forth in the Articles of Merger;

(c) the Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Bylaws of Merger Sub;

(d) the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;

(e) the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and

(f) the Merger shall, from and after the Effective Time, have all of the effects provided by Pennsylvania Law.

1.5 Effect on Debt and Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following instruments or securities:

(a) Conversion of Company Debt. Each dollar of Company Debt outstanding as of immediately prior to the Effective Time will be automatically converted, in full and final payment and satisfaction of such Company Debt, into the right to receive (i) a number of shares of Parent Common Stock equal to the Debt Stock Exchange Ratio and (ii) an amount of cash, without interest, equal to the Debt Cash Exchange Ratio, upon surrender of the instrument representing such dollar of Company Debt in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

(b) Conversion of Company Series F Stock. Each share of Company Series F Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Series F Stock to be canceled pursuant to Section 1.5(d) and any Dissenting Shares (as defined in Section 1.6(j)), will be canceled and extinguished and automatically converted (subject to Section 1.5(g)) into the right to receive (i) a number of shares of Parent Common Stock equal to the Series F Stock Exchange Ratio and (ii) an amount of cash, without interest, equal to the Series F Cash Exchange Ratio, upon surrender of the certificate representing such share of Company Series F Stock in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.5(d) and any Dissenting Shares (as defined in Section 1.6(j)), will be canceled and extinguished and automatically converted (subject to Section 1.5(g)) into the right to receive (i) a number of shares of Parent Common Stock equal to the General Stock Exchange Ratio and (ii) an amount of cash, without interest, equal to the General Cash Exchange Ratio, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

(d) Cancellation of Company-Owned and Parent-Owned Stock. Each share of Company Series F Stock or Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Cancellation of Company Options. At or prior to the Effective Time, each outstanding Company Option, including all Company Options under the Company Option Plans, whether or not then vested or exercisable, whether by operation of law or pursuant to contractual arrangements, shall cease to represent a right to acquire Company capital stock and shall be canceled and terminated. Neither Parent nor Surviving Corporation shall assume any Company Options after the Merger.

(f) Capital Stock of Merger Sub. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(g) Adjustments to Merger Consideration. The General Cash Exchange Ratio, the General Stock Exchange Ratio, the Series F Cash Exchange Ratio and the Series F Stock Exchange Ratio shall each be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

1.6 Exchange of Certificates.

(a) Exchange Agent. Parent shall select an institution reasonably acceptable to Company to act as the exchange agent (the “Exchange Agent”) in the Merger and shall enter into an agreement with the Exchange Agent, reasonably satisfactory to Company.

(b) Exchange Fund. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock and cash (such shares of Parent Common Stock and cash, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 1.5 and Section 1.6(e) in exchange for outstanding Company Debt and outstanding shares of Company Series F Stock and Company Common Stock.

(c) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of instrument(s) or certificate(s) (collectively, “Certificates”) which immediately prior to the Effective Time represented outstanding Company Debt or outstanding shares of Company Series F Stock or Company Common Stock whose debt or shares were converted into the right to receive shares of Parent Common Stock and cash pursuant to Section 1.5, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.6(d), (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock (after aggregating all Certificates surrendered by such holder) into which such holder is entitled pursuant to Section 1.5(a)-(c) (which shall be in uncertificated book entry form unless a physical certificate is requested or required by applicable law or regulation), cash, payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.6(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding

Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of full shares of Parent Common Stock and cash into which such Company Debt or shares of Company Series F Stock or Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.6(d). No interest will be paid or accrued on any cash payable pursuant to Section 1.5(a)-(c), in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Series F Stock or Company Common Stock that is not registered in the transfer records of Company, a certificate representing the proper number of shares of Parent Common Stock and cash may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(d) Distributions With Respect to Unexchanged Certificates. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.6(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock, Company Series F Stock or Company Debt who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock (that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, less the amount of any withholding taxes as contemplated by Section 1.6(f), which are required to be withheld with respect thereto, equal to the product of: (i) such fraction, multiplied by (ii) the Closing Stock Price.

(f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock and cash into which the Company Debt or shares of Company Series F Stock or Company Common Stock represented by such Certificates were converted pursuant to Section 1.5, cash for fractional shares, if any, as may be required pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.6(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(h) No Liability. Notwithstanding anything to the contrary in this Section 1.6, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Debt, Company Series F Stock and Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Debt, Company Series F Stock or Company Common Stock who have not theretofore complied with the provisions of this Section 1.6(i) shall thereafter look only to Parent for the shares of Parent Common Stock and cash, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.6(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 1.6(d), in each case, without any interest thereon.

(j) Dissenting Shares. If holders of shares of Company Series F Stock and Company Common Stock are entitled to dissenters rights pursuant to Pennsylvania Law in connection with the Merger, any Dissenting Shares will not be converted into the right to receive shares of Parent Common Stock and cash as provided in Section 1.5(b)-(c) and cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.6(e), but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Pennsylvania Law. Company will give Parent prompt notice (and in any case, within one business day) of any demand received by Company for appraisal of shares of Company Series F Stock or Company Common Stock, and Parent will have the right to control all negotiations and proceedings with respect to such demand. Company agrees that, except with Parent’s prior written consent, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. If any Company shareholder fails to make an effective demand for payment or otherwise loses its status as a holder of Dissenting Shares, Parent will, as of the later of the Effective Time or ten business days from the occurrence of such event, issue and deliver, upon surrender by such Company shareholder of its Certificate(s), the cash portion of the consideration, the shares of Parent Common Stock and any cash payment in lieu of fractional shares, in each case without interest thereon, to which such Company shareholder would have been entitled to under Section 1.5(a)-(c), subject to the other provisions of this Agreement.

1.7 No Further Ownership Rights in Company Capital Stock. All shares of Parent Common Stock and cash issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(d) and (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Series F Stock or Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Series F Stock or Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.8 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. However, Parent makes no representations or warranties to Company or to any holder of Company securities regarding (a) the tax treatment of the Merger or (b) any of the tax consequences to Company or any holder of Company securities of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

1.9 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company, any other actions to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

As of the date of this Agreement and as of the Closing Date, except as disclosed in the disclosure letter delivered by Company to Parent dated as of the date hereof (the “Company Disclosure Letter”) (each part of which (a “Part”) qualifies the correspondingly numbered representation or warranty and only such other representations or warranties to the extent the text of a disclosure made in such Part is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent to a reasonable person), Company represents and warrants to Parent and Merger Sub as follows:

2.1 Organization; Subsidiaries

(a) Organization; Standing and Power. Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(b) Charter Documents. Company has delivered or made available to Parent: a true and correct copy of the Articles of Incorporation (including any Statements of Designation, Preferences and Rights) and Bylaws of Company, each as amended to date (collectively, the “Company Charter Documents”), and each such instrument is in full force and effect. Company is not in violation of any of the provisions of any of the Company Charter Documents.

(c) Subsidiaries. Company has no subsidiaries. Company does not own any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other person.

2.2 Company Capitalization.

(a) The authorized capital stock of Company consists solely of 48,000,000 shares of Company Common Stock, of which there were 19,802,439 shares issued and outstanding as of the close of business on November 30, 2003, 3,000 shares of convertible preferred stock, par value $0.01 per share, all of which have been designated as Company Series F Stock and are issued and outstanding. All outstanding shares of Company Common Stock and Company Series F Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Company Charter Documents or any Contract to which Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock or Company Series F Stock held in treasury by Company. There are no shares of Company Restricted Stock issued or outstanding.

(b) As of the close of business on December 3, 2003, 1,227,100 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options under the Company Option Plans or otherwise for an aggregate exercise price of $2.56. Part 2.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted or assumed; (v) the vesting schedule of such Company Option, and the extent to which such Company Option is vested as of the date of this Agreement; and (vi) the date on which such Company Option expires. Company has made available to Parent accurate and complete copies of the Company Option Plans and the form of all stock option agreements evidencing Company Options. There are no options outstanding to purchase shares of Company Common Stock other than those set forth in Part 2.2(b) of the Company Disclosure Letter. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. At or prior to the Effective Time, each outstanding Company Option, including all Company Options under the Company Option Plans, whether or not then vested or exercisable, shall cease to represent a right to acquire Company capital stock and shall be canceled and terminated. There will be no acceleration of vesting of the Company Options at the Effective Time or as a result of the Merger or the transactions contemplated hereby or the occurrence of any subsequent event (such as the termination of employment of the option holder following consummation of the Merger), other than those Company Options that have been terminated prior to the Effective Time. Except for severance agreements described in Part 2.12 of the Company Disclosure Letter, there are no Contracts of any character to which Company is bound obligating Company to accelerate the vesting of any Company Option as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent event). There are no outstanding or authorized stock appreciation, profit participation, “phantom stock,” or other similar plans or Contracts with respect to Company. There are no warrants to purchase capital stock of Company outstanding or authorized for issuance.

(c) All outstanding shares of Company Common Stock and all outstanding Company Options have been issued and granted in all material respects in compliance with (i) all applicable securities laws and other applicable material Legal Requirements and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued.

2.3 Obligations With Respect to Capital Stock. Except as set forth in Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights) or other Contracts of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or obligating Company to grant, extend, accelerate the vesting of, extend the exercise period of, or enter into any such subscription, option, warrant, equity security, call, right or other Contract. There is no liability for dividends accrued but unpaid, except for accrued and unpaid dividends with respect to Company Series F Stock in the amount of $761,622.00 as of the date of this Agreement. Company has no authorized, issued, or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders have the right to vote (“Voting Debt”). Except for the Voting Agreements, there are no registration rights, and there is no voting agreement, voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company. Company is not under any obligation to register under the Securities Act of 1933, as amended (the “Securities Act”), any of its presently outstanding shares of stock or other securities or any stock or other securities that may be issued.

2.4 Authority; Non-Contravention.

(a) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the transactions contemplated hereby, subject only to (i) the approval and adoption of this Agreement and the approval of the Merger by Company’s shareholders as required by Pennsylvania Law (the “Company Shareholder Approvals”), and (ii) the filing of the Articles of Merger pursuant to Pennsylvania Law and Delaware Law. The affirmative vote of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Series F Stock, voting together as a single class, and (ii) the holders of a majority of the outstanding shares of Company Series F Stock, voting as a separate class, is sufficient for Company’s shareholders to approve and adopt this Agreement and approve the Merger, and no other approval of any holder of any securities of Company is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Company Shareholder Approvals and compliance with the requirements set forth in Section 2.4(c), conflict in any material respect with or violate any material Legal Requirement applicable to Company or by which Company or any of its material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Company pursuant to, any Company Contract (as defined below). Part 2.4(b) of the Company Disclosure Letter lists all consents, waivers and approvals under any of Company’s Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would reasonably be likely to result in any material liability to or material obligation of Company or the loss of any material right of the Company, or which would otherwise be material to or highly likely to have a material effect on the ability of Parent to conduct Company’s business as currently conducted.

(c) Except as set forth on Part 2.4(c) of the Company Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with any

Governmental Entity or other person, is required to be obtained or made by Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) the filing with the Securities and Exchange Commission (“SEC”) of the Proxy Statement/Prospectus (as defined in Section 2.18) in accordance with the Securities Act and the effectiveness of the Registration Statement (as defined in Section 2.18), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws, and the securities or antitrust laws of any foreign country (“Necessary Consents”) and (iv) such other consents, orders or authorizations of, filings, approvals, declarations or filings with any Governmental Entity which if not obtained or made would not reasonably be likely to materially affect the ability of the parties to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such requirement.

2.5 SEC Filings; Company Financial Statements; Accounts Receivable.

(a) Company has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by Company with the SEC since December 31, 1998 and has made all such filings available to Parent via EDGAR. All such required forms, statements, schedules, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report.

(b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the financial position of Company as at the respective dates thereof and the results of Company’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Company as of September 30,

2003 contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials, since the date of the Company Balance Sheet, Company has no liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, and the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement and the transactions contemplated hereby. All reserves established by Company that are set forth in or reflected in the Company Balance Sheet are adequate. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“FAS 5”)) that are not adequately provided for in the Company Balance Sheet as required by FAS 5. The Company Financials comply in all material respects with the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, as amended by SOP 98-4 and SOP 98-9 and the SEC’s Staff Accounting Bulletin (“SAB”) No. 101, as amended by SAB No. 101A and SAB No. 101B. Company has no material liability outstanding arising out of its delisting from the NASDAQ Stock Market.

(c) The accounts receivable shown on the Company Balance Sheet (subject to any reserves set forth in the Company Balance Sheet) and the receivables of Company arising after the date of the Company Balance Sheet (i) arose in the ordinary course of business consistent with past practice, (ii) represent bona fide claims against debtors for sales and other charges, (iii) have been collected or are collectible in the book amounts thereof, (iv) are not subject to discount except for normal cash and immaterial trade discounts, and (v) to the knowledge of Company are not subject to any claim of offset, recoupment, setoff or counter-claim. The amounts carried for doubtful accounts and allowances disclosed in the Company Balance Sheet and since the date of the Company Balance Sheet were calculated in accordance with GAAP and in a manner consistent with prior periods and are sufficient to provide for any losses which may be sustained on realization of the receivables. No material amount of receivables are contingent upon the performance by Company of any obligation or contract other than normal warranty repair and replacement. No person has any Encumbrance on any receivables, and no agreement for deduction or discount has been made with respect to any of such receivables. Part 2.5(c) of the Company Disclosure Letter sets forth an aging of accounts receivable of Company as of the date of the Company Balance Sheet in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims, including the type and amounts of such claims.

(d) Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(d) promulgated under the Exchange Act) designed to ensure that material information relating to Company is made known to the Chief Executive Officer and Chief Financial Officer. To Company’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) which could adversely affect Company’s ability to record, process, summarize and report financial data. To Company’s knowledge, there is no fraud in connection with the Company Financials, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

2.6 Absence of Certain Changes or Events. Between the date of the Company Balance Sheet and the date hereof, there has not been: (i) any Material Adverse Effect with respect to Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company’s capital stock, or any purchase, redemption or other acquisition by Company of any of Company’s capital stock or any other securities of Company or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company’s capital stock, (iv) any granting by Company of any increase in salary or fees or payment of any bonus to any of its directors or executive officers, in any case, in excess of 10% of any such amount prior to such increase, (v) any making of any loan or providing any advance to their directors or employees (other than employee advances for travel, entertainment and relocation expenses made in the ordinary course of business consistent with past practices), or any granting by Company of any increase in severance or termination pay or any entry by Company into, or modification or amendment of, any currently effective employment, severance, termination or indemnification Contract or any Contract the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving Company of the nature contemplated hereby, (vi) any change or alteration in the policy of Company relating to the granting of stock options or other equity compensation to their directors, employees and consultants, (vii) entry by Company into, or material modification, amendment or cancellation of, any licensing or other Contract with regard to the use, acquisition or licensing of any material Intellectual Property (as defined in Section 2.9) other than licenses, assignment agreements, or other similar Contracts entered into in the ordinary course of business consistent with past practice, (viii) entry by Company into, or material modification, amendment or cancellation of, any material Contract other than in the ordinary course of business consistent with past practice, (ix) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (x) any material revaluation by Company of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business, other than those agreed to in writing by Parent, (xi) any cancellation by Company of any debts or waiver of any claims or rights of material value, or (xii) any sale, transfer or other disposition outside of the ordinary course of business of any material properties or assets (real, personal or mixed, tangible or intangible) by Company.

2.7 Taxes.

(a) For the purposes of this Agreement, “Tax” or “Taxes” refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated consolidated, combined or unitary group, and (ii) any liability for amounts of the type described in clauses (i) and (ii) as a result of any express or implied obligation to indemnify another person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Except as set forth in Part 2.7 of the Company Disclosure Letter, Company has timely filed all material federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by or on behalf of Company with any Tax authority, such Returns are true, correct and complete in all material respects, and Company have paid all Taxes shown to be due on such Returns.

(c) Company has withheld all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act (“FICA”) and other Taxes required to be withheld, and Company has paid such Taxes to the appropriate Tax authorities by the applicable due date.

(d) Except as set forth in Part 2.7 of the Company Disclosure Letter, Company has not been delinquent in the payment of any Tax, nor is there any material Tax deficiency outstanding, proposed in writing or assessed against Company, nor has Company executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(e) To Company’s knowledge, no audit or other examination of any Return of Company by any Tax authority is presently in progress, nor has Company been notified of any request for such an audit or other examination.

(f) No adjustment relating to any Returns filed by Company has been proposed formally or informally in writing by any Tax authority to Company or any representative thereof.

(g) Company has no liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Company other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company in the ordinary course.

(h) Company has (a) never been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) never been a party to any Tax sharing, indemnification or allocation agreement, nor does Company owe any amount under any such agreement (c) no liability for the Taxes of any person (other than Company) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (d) never been a party to any joint venture, partnership or other agreement that was treated as a partnership for Tax purposes.

(i) Except as may be required as a result of the Merger, Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after December 31, 2002 pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

(j) None of Company’s assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(k) Company has not been distributed in a transaction qualifying under Section 355 of the Code within the last two years, nor has Company distributed any corporation in a transaction qualifying under Section 355 of the Code within the last two years.

(l) The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

2.8 Title to and Operation of Properties.

(a) Part 2.8 of the Company Disclosure Letter lists all real property owned by Company and all material real property leases to which Company is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or material event of default by Company or, to the knowledge of Company, by any third party thereto (or event which with notice or lapse of time, or both, would constitute a default).

(b) Company has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, in each case, free and clear of any Encumbrances, except as reflected in the Company Financials and except for Encumbrances for Taxes not yet due and payable and such Encumbrances which are not material in character, amount or extent; which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby; and which, in the case of leasehold interests, are reflected in the Contract evidencing such leasehold interest.

2.9 Intellectual Property.

(a) For the purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all rights in: (a) United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) trade secrets, proprietary information and know how; (c) copyrights, including registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”); (e) industrial designs and any registrations and applications therefor throughout the world; (f) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (g) databases and data collections throughout the world; (h) moral and economic rights of authors and inventors, however denominated, throughout the world; and (i) any similar or equivalent rights to any of the foregoing or other proprietary rights anywhere in the world.

“Company Intellectual Property” means any Intellectual Property that is owned by Company.

“Licensed Intellectual Property” means Intellectual Property owned by a third party that Company has a right to use, exploit or practice by virtue of a license grant, immunity from suit or otherwise.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by Company.

“Software” means any and all computer software and code, including, without limitation, assemblers, applets, compilers, source code, object code, schematics, test methodologies, data (including image and sound data) and databases and data collections, design tools and user interfaces, in any form or format, however fixed. Software shall include source code listings and documentation.

“Company Products” means all products, Software or service offerings that have been sold or offered for sale, distributed or otherwise disposed of prior to the date of this Agreement by or on behalf of Company, or which Company currently intends to sell, distribute or otherwise dispose of in the future, including any products, Software or service offerings under development.

(b) Part 2.9(b) of the Company Disclosure Letter sets forth (i) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been filed, issued or registered, and (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any of the Company Intellectual Property.

(c) Part 2.9(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all currently offered Company Products.

(d) Other than widely available commercial end-user licenses that have an individual acquisition cost of $5,000 or less, or “click wrap” or “shrink wrap” licenses, Part 2.9(d) of the Company Disclosure Letter sets forth a list of all currently effective Contracts, licenses and agreements to which Company is a party (i) with respect to Company Intellectual Property or currently offered Company Products licensed or transferred to any third party, except for Company’s standard Contracts for sale, licensing and/or distribution of Company Products and services (copies of which have been provided to Parent), from which there has been no material deviation, or (ii) pursuant to which a third party has licensed or transferred any

Intellectual Property, software, or technology, used in the currently offered Company Products, to Company.

(e) Company has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Company Products, and maintains a database covering the foregoing. The Company Products do not contain any malicious code, program, or internal component (e.g., computer virus, computer worm, computer time bomb or similar component), which could damage, destroy or alter any Software, computer program, firmware or hardware or which could, in any manner, reveal, damage, destroy, or alter any data or other information accessed through or processed by the Software.

(f) There are no claims or suits pending or, to the knowledge of Company, threatened challenging the ownership, use, validity or enforceability of any Company Intellectual Property, and there is no reasonable basis therefor; Company has not received any notice of such a claim or suit. There are no settlements, forbearances to sue, consents, judgments, orders or similar obligations (other than license agreements in the ordinary course of business) which: (i) restrict Company’s rights in or under any Intellectual Property; (ii) restrict Company’s business or the use, transfer or licensing by Company of any of the currently offered Company Products, in order to accommodate a third party’s Intellectual Property rights; or (iii) permit third parties to use any Company Intellectual Property.

(g) Each item of Company Registered Intellectual Property is valid, and except where not doing so is consistent with reasonable business judgment, all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property.

(h) Company is the sole owner of each item of Company Intellectual Property free and clear of any Encumbrances (excluding licenses and related restrictions granted by Company in the ordinary course of business), and Company is not currently party to any Contract that would give rise to any Encumbrances on any Company Intellectual Property after the Closing. The Company has sufficient title and ownership of or licenses to all Intellectual Property rights necessary for its business as previously, presently or proposed to be conducted, or necessary to conduct any such business (including without limitation the development, marketing, distribution and other exploitation of the Company Products and services), without any conflict with or infringement or misappropriation of the Intellectual Property rights of others.

(i) Company has not disclosed the source code for any of the Software owned by it or incorporated in any Company Products to any third party, and Company has taken commercially reasonable measures to prevent disclosure of such source code.

(j) No Public Software (as defined below) forms part of any Company Product, or is incorporated, in whole or in part, or has been distributed, in whole or in part, in conjunction with any Company Product. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License. Notwithstanding the foregoing, with respect to Third Party Product Technology (as defined below), the representations in this Section 2.9(j) are made to the knowledge of Company.

(k) To the extent that any technology, Software or Intellectual Property developed or owned by a third party (including consultants but excluding Employees) is incorporated into, integrated or bundled with any of the currently offered Company Products (“Third Party Product Technology”), Company has a written agreement with such third party with respect thereto pursuant to which Company either (i) has obtained sole ownership of, or (ii) has obtained perpetual, non terminable, exclusive licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) in and to such Third Party Product Technology. To the extent any Intellectual Property incorporated into, integrated or bundled with, or used by Company in the development, manufacture or compilation of any of the Company Products was originally owned, invented or created by a Company Employee, (a) all right, title and interest in and to such Intellectual Property was transferred and assigned to Company, by contract or operation of law, and (b) no such Employee has retained any rights (other than the right to be named as an inventor or author) in or to such Intellectual Property.

(l) Company has not materially breached any term of any Contracts relating to (i) Company Intellectual Property, (ii) Licensed Intellectual Property, and (iii) Third Party Product Technology, and, to the knowledge of Company, all other parties to such Contracts have not materially breached any term of such Contracts. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any such Contract, or give any non-Company party to any such Contract the right to do any of the foregoing. Following the Closing Date, the Surviving Corporation in the Merger will be permitted to exercise all of Company’s rights under such Contracts to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

(m) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any Contracts to which Company is a party, will result in (i) either Parent or the Merger Sub granting, pursuant to any Contracts to which Company is a party, to any third party any right or license to any material Intellectual Property owned by, or licensed to, either of them prior to the Closing, (ii) either Parent or Merger Sub being bound by or subject to, pursuant to any Contracts to which Company is a party, any non-compete or other material restriction on the operation or scope of their respective businesses (including, without limitation, a covenant not to sue), or (iii) either Parent or Merger Sub being obligated, pursuant to any Contracts to which Company is a party, to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

(n) The operation of the business of Company, as currently conducted, including Company’s design, development, manufacture, distribution, reproduction, marketing or sale of Company Products and services, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction in which Company does business.

(o) Company has not received any written notice from any third party directly or indirectly alleging, nor to their knowledge, is there any other assertion or pending threat that their respective businesses or any Company Products, infringe or misappropriate the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction, or bringing to the attention of Company any third party’s patents or patent rights with respect to the Company Products.

(p) To the knowledge of Company, no person has or is infringing or misappropriating any material Company Intellectual Property.

(q) No government or university owns any right or interest in any Company Intellectual Property other than pursuant to licenses granted by Company in the ordinary course of business or otherwise scheduled anywhere in Part 2.9 of the Company Disclosure Letter.

(r) Company has taken reasonable steps to protect Company’s rights in Company’s material confidential information and trade secrets, or any trade secrets or confidential information of third parties provided to Company. Without limiting the foregoing, (i) Company has and enforces a policy requiring each Employee to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, and all Employees of Company have executed such an agreement (the “Non Disclosure and Invention Agreement”), and (ii) Company has and enforces a policy requiring each Company consultant to execute a consulting agreement substantially in the form provided to Parent, and all such consultants have executed such an agreement. No current or former Employee has completed Exhibit B to the Non Disclosure and Invention Agreement. The Company has secured valid written assignments from all of the Company’s current and former consultants, independent contractors and Employees who were involved in, or who contributed to, the creation or development of any Company Intellectual Property, of the rights to such contributions that may be owned by such persons or that the Company does not already own by operation of law. No current or former Employee, officer, director or consultant of the Company has any right, license, claim or interest whatsoever in or with respect to any Company Intellectual Property.

(s) Company is compliant in all material respects with all Legal Requirements relating to the collection and use of personally identifiable information (“PII”) gathered in the course of its operations, and Company is compliant in all material respects with the rules, policies and procedures established by Company from time to time with respect to the foregoing. The Company has provided adequate notice of its privacy practices in its privacy policy or policies, which policy or policies (and the periods such policy or policies have been in effect) are set forth in Part 2.9(s) of the Company Disclosure Letter. The Company’s privacy policy is and has been available on the Company websites at all times during the periods indicated on Part 2.9(s) of the Company Disclosure Letter. The Company’s privacy practices conform, and at all times have conformed, in all material respects to their privacy policy. No claims have been asserted or, to the knowledge of Company, threatened against Company by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under any such rules, policies or procedures. With respect to all PII, the Company have at all times taken all steps reasonably necessary (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. The execution of this Agreement and the consummation of the transactions contemplated herein will not materially breach or otherwise cause any material violation of any terms and conditions of any Contract or applicable privacy policy of Company expressly governing the collection and use of PII. To the knowledge of Company, there has been no unauthorized access to or other misuse of PII which could reasonably be expected to result in a material liability to Company.

2.10 Compliance with Laws.

(a) Company is not, in any material respect, in conflict with, or in default or in violation of any material Legal Requirement applicable to Company or by which Company or any of its material properties is bound or affected. To Company’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Company against Company, nor has Company received a written communication from any Governmental Entity indicating an intention to conduct an investigation of Company. There is no Legal Requirement binding upon Company which has or, to Company’s knowledge, could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Company in such a way as to be material and adverse to Company, or any acquisition of material property by Company.

(b) Company holds, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are required for the lawful operation of the business of Company as currently conducted (collectively, the “Company Permits”), and is in compliance in all material respects with the terms of the Company Permits.

2.11 Litigation. There is no action, suit, arbitration, mediation, proceeding or claim pending against Company (or against any officer, director, employee or agent of Company in their capacity as such or relating to their employment, services or relationship with the Company) before any court, Governmental Entity, arbitrator or mediator, nor to the Company’s knowledge is there any basis for any such action, suit arbitration, mediation, proceeding or claim. No action, suit, arbitration, mediation, proceeding, claim or investigation has been threatened in writing, and there is no investigation pending, against the Company (or against any officer, director, employee or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company) before any court, Governmental Entity, arbitrator or mediator. There is no judgment, decree, injunction, rule or order of any court, Governmental Entity or arbitrator outstanding against the Company. To the Company’s knowledge, there is no basis for any person to assert a claim against the Company based upon the

Company’s entering into this Agreement or consummating the Merger or any of the transactions contemplated by this Agreement.

2.12 Employee Benefit Plans.

(a) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “ERISA Affiliate” shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(ii) “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by Company for the benefit of any Employee or under which Company has any material liability;

(iii) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(iv) “DOL” shall mean the Department of Labor;

(v) “Employee” shall mean any current, former, or retired employee, officer, or director of Company;

(vi) “Employee Agreement” shall mean each management, employment, severance, consulting, relocation or similar agreement or contract between Company and (A) any Employee, requiring annual or one time payments in excess of $50,000, or (B) any consultant, requiring annual or one time payments in excess of $50,000;

(vii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended;

(ix) “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

(x) “IRS” shall mean the Internal Revenue Service;

(xi) “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(xii) “Multiemployer Plan” shall mean any Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA; and

(b) Part 2.12 of the Company Disclosure Letter contains an accurate and complete list of each material Company Employee Plan and each Employee Agreement. Company (with respect to Employees) has no plan or commitment to establish any new Company Employee Plan, to materially modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(c) Company has provided to Parent: (i) correct and complete copies of each Company Employee Plan and each Employee Agreement including all amendments thereto; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (iv) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans or, if applicable, the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Company Employee Plan; (v) all material administrative service agreements, group annuity contracts and group insurance contracts related to Company Employee Plans to the extent applicable, and (vi) all registration statements and most recent prospectuses prepared in connection with each Company Employee Plan to the extent applicable.

(d) (i) Each Company Employee Plan has been established, administered and maintained in all material respects in accordance with its terms and in compliance with applicable laws and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified, and has received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, and ERISA, has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination letter or, if reliance is permitted under IRS Announcement 2001-77, relies on the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Company Employee Plan and, to Company’s knowledge, no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened (other than claims for benefits) against any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, Company or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event or agreements that by their terms cannot be amended, terminated or discontinued unilaterally by Company); (vi) there are no audits or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) neither Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from Company with respect to any of the Company Employee Plans have been timely made as required under ERISA and the Code or, if not yet due, have been fully accrued on the Company Balance Sheet.

(e) Neither Company nor any ERISA Affiliate now or within the five year period preceding the date hereof, has maintained, established, sponsored, participated in, or contributed to, any Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code or any multiple employer plan under Section 413(c) of the Code.

(f) At no time has Company or any of its ERISA Affiliates contributed to any Multiemployer Plan.

(g) No Company Employee Plan or Employment Agreement provides, or has any material liability to provide, retiree life insurance or retiree health benefits to any Employee for any reason, except (i) as may be required by COBRA, the Americans with Disabilities Act of 1990, as amended, the Health Insurance Portability and Accountability Act of 1996, as amended, the Women’s Health and Cancer Rights Act of 1998, the FMLA, and the regulations thereunder or other applicable law or statute, or (ii) benefits the full cost of which is borne by the current or former Employee or other beneficiary.

(h) The group health plans (as defined in Section 4980B(g) of the Code) that benefit Employees are in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, and the regulations thereunder, as such requirements affect Company and any ERISA Affiliates.

(i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or further events) constitute an event under any Company Employee Plan or Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, extension of the exercise period, vesting, distribution, increase in benefits or obligation to fund benefits by Company with respect to any Employee. No payment or benefit which will be made by Company with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code or will be treated as a nondeductible expense under Section 280G or Section 162(m) of the Code.

(j) Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to Company’s knowledge, threatened or reasonably anticipated claims or actions against Company under any worker’s compensation policy or long-term disability policy. To Company’s knowledge, no Employee has: (A) violated any employment contract, nondisclosure agreement or nondisclosure agreement by which such Employee is bound due to such Employee being employed by Company or (B) disclosed to Company or used trade secrets or proprietary information of any other person or entity.

(k) There are no actions, suits or claims pending, or, to the knowledge of Company, threatened relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. No work stoppage or labor strike is pending, or to Company’s knowledge, threatened against Company. To Company’s knowledge, there are no pending or threatened activities or proceedings of any labor union to organize any Employees. To Company’s knowledge, Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Company is not presently, or has been in the past, a party to, or bound by, any collective bargaining agreement or other contract with any labor organization applicable to Employees and no such agreement is currently being negotiated by Company.

(l) Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. There are no audits or proceedings pending or, to the knowledge of Company threatened by any governmental agency with respect to any International Employee Plan. To Company’s knowledge, Company is not subject to any penalty or tax with respect to any International Employee Plan under applicable law. Furthermore, no International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or are not fully accrued on the Company Balance Sheet to the extent required to be accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

2.13 Environmental Matters.

(a) Except as would not result in liability to Company that is material to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, polychlorinated biphenyls (PCBs), asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”) are present, as a result of the actions of Company or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Company has at any time owned, operated, occupied or leased.

(b) Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) Company has not disposed of, transported, sold, used, released or exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

2.14 Certain Agreements. Except for those Contracts filed as exhibits or appendices to any of the Company SEC Reports, Part 2.14 of the Company Disclosure Letter (which is divided into subsections referenced to the clauses below) sets forth a complete list of each of the following Contracts of Company:

(a) any employment or consulting Contract with any employee, member of Company’s Board of Directors, or contractor, other than those that are terminable by Company on no more than thirty days notice without liability or financial obligation;

(b) any Contract, including any material severance agreement, stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any guaranty or any instrument evidencing indebtedness for borrowed money or any Contract of indemnification, other than Company’s standard Intellectual Property indemnification provided in Company’s standard Contracts for sale, licensing and/or distribution of Company Products and services, and Company Intellectual Property (copies of which has been provided to Parent), from which there has been no material deviation, and Company’s standard Intellectual Property indemnification agreement in the form provided to Parent;

(d) any Contract containing covenants purporting to limit, or which would limit, Company’s freedom to compete in any line of business, in any segment of the market, in any geographic area, during any period of time or with respect to any class of customers, or which would so limit Parent, Company or Surviving Corporation or any of their subsidiaries after the Effective Time, or which would limit the granting any exclusive Intellectual Property license, distribution rights or other exclusive rights;

(e) any Contract currently in force relating to the disposition or acquisition by Company after the date of this Agreement of a material amount of assets not in the ordinary course of business, or pursuant to which Company has any material ownership or participation interest in any corporation, partnership, joint venture, strategic alliance or other business enterprise;

(f) any Contract with regard to the acquisition or licensing of any material Intellectual Property other than Company’s standard form Contracts with respect to the acquisition, sale, distribution and/or licensing of such Intellectual Property in the form provided to Parent, from which there has been no material deviation;

(g) any Contract with any current (i) officer of Company, (ii) director of Company or (iii) holder of 5% or more of the capital stock of Company;

(h) any executed but not fully performed Contract providing for capital expenditures by Company in excess of $25,000;

(i) any dealer, distributor, joint marketing or development Contract, under which Company has continuing obligations or costs in excess of $50,000 per year pursuant to the written terms of the Contract, other than those obligations that are terminable by Company on no more than 30 days notice without liability or financial obligation to Company;

(j) any agreement pursuant to which Company has continuing obligations to jointly develop any Intellectual Property;

(k) any Contract to provide source code to any third party for any product or technology;

(l) any Contract (i) containing any support or maintenance obligation on the part of Company outside of the ordinary course of business consistent with past practice or (ii) containing any service obligation or cost on the part of Company in excess of $50,000, other than those obligations that are terminable by Company on no more than 30 days notice without liability or financial obligation to Company;

(m) (whether or not listed under clause (l) above) any Contract with EDS (i) containing any support or maintenance obligation on the part of Company or (ii) containing any service obligation on the part of Company (defined above as a “Scheduled EDS Contract”);

(n) any Contract with any third party to integrate and distribute the products, services or technology of Company with such third party’s products or services;

(o) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in excess of $50,000, other than accounts receivables and payables in the ordinary course of business;

(p) any settlement agreements entered into with Employees within three years prior to the date hereof involving payments in excess of $100,000 and any other settlement agreement entered into within three years prior to the date hereof involving payments in excess of $50,000;

(q) any Contract or commitment pursuant to which Company is obligated to pay in the future in excess of $50,000 in any one year period, other than those obligations that are terminable by Company on no more than 30 days notice without liability or financial obligation to Company;

(r) any other Contract that has a value of $50,000 or more in any individual case not described in clauses (a) through (p) above; or

(s) any other “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC) or other material Contract currently in effect, the cancellation or breach of which would reasonably be expected to have a Material Adverse Effect on Company or materially impact any right to use any third party Intellectual Property.

The Contracts required to be disclosed in the Company Disclosure Letter pursuant to clauses (a) through (s) above or pursuant to Section 2.9 or required to be filed as exhibits or appendices to any Company SEC Report (“Company Contracts”) are valid and in full force and effect with respect to Company, except to the extent that such invalidity would not be material to Company. Company is not in material breach, violation or default under, and Company has not received written notice that it has materially breached, violated or defaulted, any of the terms or conditions of any Company Contracts. Except as disclosed in Part 2.14 of the Company Disclosure Letter, none of the Company Contracts (i) are terminable for convenience or (ii) require Company to refund part or all of the fees paid to Company under such Company Contracts upon a termination thereof or the making of a claim for indemnification thereunder or pursuant to the provisions of an express warranty thereunder.

2.15 Customer Contracts.

(a) Part 2.15 of the Disclosure Letter lists each of the 30 customers of Company that have contributed the most license revenue and maintenance and support revenue, respectively, in the aggregate, to Company in the current fiscal year (“Key Customers”). Part 2.15 of the Disclosure Letter also lists each material Contract between a Key Customer and Company (“Key Customer Contract”) and the aggregate minimum payment commitments thereunder as of the date hereof scheduled to be paid during Company’s fiscal years ending December 31, 2003 and 2004. Each Key Customer Contract is in full force and effect. Neither Company, nor to Company’s knowledge, any other party thereto, is in breach, violation or default under, and Company has not received written notice that it has breached, violated or defaulted, any of the terms or conditions of any Key Customer Contract. Company has not received any written or oral indication or assertion from any Key Customer that there has been any material problem with the Company Products or services Company provides to such Key Customers or that a Key Customer desires to amend, decrease services pursuant to, terminate, relinquish or not renew any Key Customer Contract.

(b) Company has not provided to its Key Customers, other than in the ordinary course of business and other than consistent with the terms of the standard for customer Contract for such product or service in the form previously provided to Parent, (i) any warranties, representations, covenants or guarantees regarding products or services provided by Company; (ii) any rights to obtain refunds or credits with respect to any product or service provided by Company; and (iii) any indemnities with respect to Intellectual Property infringement or the performance or availability of any product or service of Company.

2.16 Brokers’ and Finders’ Fees. Except for fees payable to Bryant Park Capital pursuant to an engagement letter dated November 17, 2003, as amended on December 3, 2003, a copy of which has been provided to Parent, Company has not incurred, nor will Company incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.17 Insurance. Part 2.17 of the Company Disclosure Letter sets forth a list of all insurance policies and fidelity bonds carried by Company and the amounts of coverage provided and premiums payable thereunder and the renewal dates thereof. Such policies and bonds are written by insurers of recognized financial responsibility against such risks and losses and in such amounts as is reasonably sufficient for the conduct of the business of Company, including to cover the replacement cost of the fixed assets used in Company’s businesses. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and Company are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

2.18 Disclosure. The information supplied by Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the “Registration Statement”) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion or incorporation by reference in the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”) shall not, on the date the Proxy Statement/Prospectus is mailed to Company’s shareholders, at the time of the meeting of Company’s shareholders (the “Company Shareholders’ Meeting”) to consider the Company Shareholder Approvals or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing,

Company	makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in
any	of the foregoing documents.

2.19 Board Approval. The Board of Directors of Company has, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified (i) approved this Agreement and the transactions contemplated hereby, including the Merger, (ii) declared the advisability of the Merger and unanimously recommended that the shareholders of Company approve and adopt this Agreement and approve the Merger, (iii) directed that such matter be submitted to Company shareholders at the Company Shareholders Meeting and (iv)

taken all actions such that the restrictions of Section 25G of Pennsylvania Law and every other applicable state anti-takeover, control share acquisition, fair price, moratorium or other similar statute or regulation (each, a “Takeover Statute”) are not applicable to the execution, delivery, performance or enforceability of this Agreement or the Voting Agreements or to the consummation of the Merger.

2.20 [Intentionally omitted.]

2.21 Affiliates. Part 2.21 of the Company Disclosure Letter is a complete list of those persons who may be deemed to be, in Company’s reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act. Since the date of Company’s last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC, except (i) those events set forth in the Company SEC Reports and (ii) amounts due as normal salaries and bonuses and reimbursements of ordinary expenses).

2.22 Certain Transactions and Agreements. None of the officers or directors of Company, nor to Company’s knowledge, any member of their immediate families, has any direct or indirect ownership interest in any firm or corporation that competes with Company (except with respect to any interest in less than one percent of the stock of any corporation whose stock is publicly traded). Except as set forth in Part 2.22 of the Company Disclosure Letter, none of said officers or directors, or any member of their immediate families, is directly or indirectly interested in any Contract with Company, except for normal compensation for services as an officer, director or employee thereof. None of said officers or directors or family members has any interest in any property, real or personal, tangible or intangible, including inventions, patents, copyrights, trademarks or trade names or trade secrets, used in or pertaining to the business of Company, except for the normal rights of a shareholder. Except as set forth in Part 2.22 of the Company Disclosure Letter, none of said officers or directors or family members has had, either directly or indirectly, a material interest in: (i) any person or entity which annually purchases from or sells, licenses or furnishes to Company any material amount of goods, property, technology or intellectual or other property rights or services; or (ii) any material Contract to which Company is a party or by which it may be bound or affected.

2.23 Company Debt. The Company Debt set forth in Part 1.1-CD of the Company Disclosure Letter represents the full amount of such Company Debt that is due and always has been due since Seller incurred such Company Debt (excluding the accrual of any interest or the payment of any principal amounts by Seller to the holders of such Company Debt). Since incurring such Company Debt, Seller has not discounted, reduced or otherwise modified in any manner any Company Debt (excluding the payment of any principal amounts by Seller to the holders of such Company Debt).

ARTICLE I

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As of the date of this Agreement and as of the Closing Date, except as disclosed in the disclosure letter delivered by Parent to Company dated as of the date hereof (the “Parent

Disclosure Letter”) (each Part of which qualifies the correspondingly numbered representation or warranty and only such other representations or warranties to the extent the text of a disclosure made in such Part is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent to a reasonable person), Parent and Merger Sub represent and warrant as follows:

3.1 Organization of Parent and Merger Sub.

(a) Organization; Standing and Power. Each of Parent and Merger Sub (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Charter Documents. Parent has delivered or made available to Company: (i) a true and correct copy of the Certificate of Incorporation and Bylaws of Parent, each as amended to date and (ii) the Certificate of Incorporation and Bylaws, of Merger Sub (the documents identified in clauses (i) and (ii), collectively, the “Parent Charter Documents”), and each such instrument is in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of any of the Parent Charter Documents.

3.2 Parent and Merger Sub Capitalization.

(a) The authorized capital stock of Parent consists solely of 200,000,000 shares of Parent Common Stock, of which there were 81,089,265 shares issued and outstanding as of the close of business on November 30, 2003, and 15,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any Contract to which Parent is a party or by which it is bound.

(b) As of the close of business on November 30, 2003, (i) 11,818,963 shares of Parent Common Stock are subject to issuance pursuant to outstanding options to purchase Parent Common Stock under Parent’s 1999 Stock Plan, 2000 Stock Plan and Amended and Restated 2000 Incentive Stock Plan, (ii) no more than 2,880,265 shares of Parent Common Stock are subject to issuance to participants in Parent’s Employee Stock Purchase Plan (together with the plans described in clause (i), the “Parent Option Plans”) and (iii) 16,291,792 shares of Parent Common Stock are reserved for future issuance pursuant to the Parent Option Plans. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

(c) The authorized capital stock of Merger Sub consists of 100 shares of common stock, $0.001 par value, all of which, as of the date hereof, are issued and outstanding and are held directly by Parent. All of the outstanding shares of Merger Sub’s common stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub has no subsidiaries.

(d) Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

(e) The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, will be registered under the Securities Act, and will be approved for listing on the NASDAQ National Market.

3.3 Authority; Non-Contravention.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the transactions contemplated hereby, subject only to the filing of the Articles of Merger pursuant to Pennsylvania Law and Delaware Law. No approval of any holder of any securities of Parent is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding obligations of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict in any material respect with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which any of their respective material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective material assets are bound or affected, in each case that is material to Parent, except in the case of clauses (ii) and (iii) where such conflict, breach, default, termination, amendment, acceleration, cancellation or creation would not be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Delaware, (ii) the filing with the SEC of the Proxy Statement/Prospectus and the Registration Statement in accordance with the Securities Act and the effectiveness of the Registration Statement and the filing with the SEC of a Schedule 13D and Form 3 with regard to the Voting Agreements in accordance with the Exchange Act, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the ability of Parent or the Surviving Corporation to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such requirement.

3.4 SEC Filings; Parent Financial Statements.

(a) Parent has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by Parent with the SEC since the effective date of the registration statement of Parent’s initial public offering, and has made all such filings available to Company via EDGAR. All such required forms, statements, schedules, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. None of Parent’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent as of July 31, 2003 contained in Parent SEC Reports is hereinafter referred to as the “Parent Balance Sheet.” Except as disclosed in the Parent Financials, since the date of the Parent Balance Sheet, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices, and the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement and the transactions contemplated hereby. At the date of the Parent Balance Sheet, there were no material loss contingencies (as such term is used in FAS 5) that are not adequately provided for in the Parent Balance Sheet as required by FAS 5. The Parent Financials comply in all material respects with SOP 97-2, as amended by SOP 98-4 and SOP 98-9, and SOP 81-1.

(c) Parent has heretofore furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

(d) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(d) promulgated under the Exchange Act) designed to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer. To Parent’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of Parent’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) which could adversely affect Parent’s ability to record, process, summarize and report financial data. To Parent’s knowledge, there is no fraud in connection with the Parent Financials, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

3.5 Compliance with Laws. Neither Parent nor any of its subsidiaries is in conflict with, or in default or in violation of any material Legal Requirement applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective material properties is bound or affected except, in each case, or in the aggregate, for conflicts, defaults and violations that would not have a Material Adverse Effect on Parent. To Parent’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Parent or any of its subsidiaries against Parent or any of its subsidiaries, nor, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no Legal Requirement binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Parent or any of its subsidiaries, or any acquisition of material property by Parent or any of its subsidiaries.

3.6 Disclosure. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company’s shareholders, at the time of the Company Shareholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting which has become false or misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

3.7 Brokers’ and Finders’ Fees. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.8 Board Approval. The Board of Directors of Parent has, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified (i) approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Parent Common Stock in the Merger and (ii) reserved for issuance sufficient shares of Parent Common Stock to consummate the transactions contemplated hereby.

3.9 Absence of Certain Changes or Events. Between the date of the Parent Balance Sheet and the date of this Agreement, there has not been (i) any Material Adverse Effect with respect to Parent, or (ii) any sale, transfer or other disposition, or any agreement to sell, transfer or otherwise dispose, outside of the ordinary course of business of any material properties or assets (real, personal or mixed, tangible or intangible) by Parent or any of its subsidiaries.

3.10 Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, (i) there is no action, suit, arbitration, mediation, proceeding or claim pending against Parent or any of its subsidiaries (or against any officer, director, employee or agent of Parent or any of its subsidiaries in their capacity as such or relating to their employment, services or relationship with Parent or any of its subsidiaries) before any court, Governmental Entity, arbitrator or mediator, nor to Parent’s knowledge is there any reasonable basis for any such action, suit arbitration, mediation, proceeding or claim, (ii) no action, suit, arbitration, mediation, proceeding, claim or investigation has been threatened in writing, and there is no investigation pending, against Parent or any of its subsidiaries (or against any officer, director, employee or agent of Parent or any of its subsidiaries in their capacity as such or relating to their employment, services or relationship with Parent or any of its subsidiaries) before any court, Governmental Entity, arbitrator or mediator, and (iii) there is no judgment, decree, injunction, rule or order of any court, Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries, which in each case would be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall, except to the extent that Parent shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use all reasonable efforts consistent with past practices and policies to (i) carry on and preserve its business at the level such business is presently conducted, (ii) keep intact its present business organization, (iii) keep available the services of its present officers and employees and (iv) maintain its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business, operations or financial condition.

In addition, without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as set forth in Part 4.1 of the Company Disclosure Letter, and provided that notwithstanding the foregoing, Company may use, provided that the condition in Section 6.3(o) is satisfied, the cash savings attributable to any Company Severance Reduction for a distribution to holders of Company capital stock or a reduction in the principal amount of any Company Debt, as determined by the Board of Directors of Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, without the prior written consent of Parent, Company shall not do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options, or reprice any Company Options or authorize cash payments in exchange for any Company Options or grant any stock appreciation right, phantom stock award, stock-related award or performance award (in each case payable in shares) to any person (including any Company employee);

(b) Grant any severance or termination pay to any employee, director or consultant of Company except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously disclosed in writing to Parent (for the avoidance of doubt, nothing in this Agreement shall prohibit or restrict the payment of the Company Severance Payments at or prior to the Effective Time), or adopt any new severance plan or enter into any employment, severance, termination or indemnification agreement with any person or enter into any collective bargaining agreement;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

(d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of shares of Company Common Stock pursuant to the exercise of Company Options, consistent with the terms thereof;

(g) Cause, permit or propose any amendments to the Company Charter Documents;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or enter into any joint ventures, strategic relationships or alliances;

(i) Other than in the conduct of its business in the ordinary course consistent with past practice after good faith prior consultation with Parent, sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, other than non-exclusive software licenses for less than $5,000 in the ordinary course of business and consistent with past practice;

(j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any “keep well” or other Contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business and consistent with past practice;

(k) Make any increase in or commitment to increase any Company Employee Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend (other than any amendment required by law or regulation) any Company Employee Plan or make any contribution, other than regularly scheduled contributions, to any Company Employee Plan or make any material oral or written representation or commitment with respect to any material aspect of any Company Employee Plan that is not materially in accordance with the existing written terms and provision of such Company Employee Plan;

(l) Increase in any manner the amount of compensation (including equity compensation, whether payable in cash or otherwise) or employee benefits of (including rights to indemnification), pay any bonus (including any cash performance award) to any employee, director or consultant of Company other than in the ordinary course of business, consistent with past practice or enter into any agreement with any Company employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered in favor of the Company employee upon the occurrence of a transaction involving Company of the nature contemplated hereby;

(m) Change in any material respect any management policies or procedures;

(n) Make any material capital expenditures outside of the ordinary course of business in excess of $25,000 individually or $50,000 in the aggregate, except for an amount not to exceed $50,000 to be paid for the Company’s recently installed telephone system;

(o) Materially modify, amend or terminate any Company Contract (including any Key Customer Contract), except for the termination of the Company Options, or waive, release or assign any material rights or claims thereunder without the prior written consent of Parent which shall not be unreasonably withheld;

(p) Enter into any Contract with regard to the acquisition or licensing of any Intellectual Property (as defined in Section 2.9) other than licenses, distribution Contracts, or other similar Contracts entered into in the ordinary course of business consistent with past practice;

(q) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(r) Engage in any action with the intent to adversely impact any of the transactions contemplated by this Agreement, including with respect to any Takeover Statute;

(s) Make any (i) loans or advances, other than extensions of credit to customers, distributors, OEMs and resellers in the ordinary course of business consistent with past practice or employee advances for travel, entertainment and relocation expenses made in the ordinary course of business consistent with past practices provided such employee loans are in compliance with applicable law, or (ii) capital contributions to, or investments in, any other person;

(t) Make or change any Tax election or adopt or change any accounting method, enter into any closing agreement, settle or compromise any claim or assessment in respect of material Taxes or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(u) (i) Pay, discharge, settle or satisfy any claims (including any Tax claim), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims, liabilities, obligations or litigation (A) in the ordinary course of business consistent with past practice or in accordance with their terms, of claims not in excess of $25,000 individually or $50,000 in the aggregate or (B) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Company is a party or of which Company is a beneficiary;

(v) Grant any exclusive rights with respect to any Intellectual Property;

(w) Enter into or renew any Contracts containing, or otherwise subject the Surviving Corporation or Parent to, any non-competition, exclusivity or other material restrictions on Company or the Surviving Corporation or Parent, or any of their respective businesses, following the Closing;

(x) Engage in any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(y) Hire or offer to hire any new employee or enter into any employment, severance, termination or indemnification agreement with any person or enter into any collective bargaining agreement;

(z) Terminate any Transition Employee, Retained Employee or Key Officer, or encourage any Transition Employee, Retained Employee or Key Officer to resign from Company;

(aa) Enter into any Contract requiring Company to pay in excess of an aggregate of $50,000;

(bb) Discount, reduce or otherwise modify in any manner any Company Debt (other than pursuant to the second paragraph of this Section 4.1); or

(cc) Agree in writing or otherwise commit to take any of the actions described in Sections 4.1(a) through (bb) above.

4.2 Amendment of Parent Charter Documents. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, without the prior written consent of Company, Parent shall not cause, permit or propose any amendments to the Parent Charter Documents.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings.

(a) As promptly as practicable after the execution of this Agreement, Parent and Company will prepare and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will provide each other with any information that may be required in connection with the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Company will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Promptly after the date of this Agreement, each of Company and Parent will prepare and make any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1.

(b) Each of Company and Parent will notify the other promptly (i) upon the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other Filing or (ii) upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Except where prohibited by applicable Legal Requirements, and subject to the mutual confidentiality agreement, dated as of October 29, 2003 (the “Confidentiality Agreement”), each of Company and Parent shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby; provided that with respect to any such filing, presentation or submission, each of Parent and Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any

Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information or where such properties or information is subject to the attorney-client privilege (it being understood that the participation and cooperation contemplated herein is not intended to constitute, nor shall be deemed to constitute, any form of direct or indirect waiver of the attorney-client privilege maintained by any party hereto). Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.

5.2 Meeting of Company Shareholders; Board Recommendation.

(a) Promptly after the date hereof, Company will take all action necessary in accordance with Pennsylvania Law and its Articles of Incorporation and Bylaws to convene and hold the Company Shareholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval and adoption of this Agreement and approval of the Merger. Subject to Section 5.2(c), Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to obtain such approvals and to secure the vote or consent of its shareholders required by Pennsylvania Law and its Articles of Incorporation and Bylaws. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Shareholders’ Meeting to the extent necessary, but only for so long as is necessary, to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Company’s shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. Company shall ensure that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Shareholders’ Meeting are solicited, in compliance with Pennsylvania Law, its Articles of Incorporation and Bylaws, and all other applicable legal requirements. Company’s obligation to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 5.2 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal or Superior Offer, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to this Agreement or the Merger.

(b) Subject to Section 5.2(c): (i) The Board of Directors of Company shall recommend that Company’s shareholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Shareholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that Company’s shareholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Shareholders’ Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withhold, withdraw, amend or modify, or propose, resolve or publicly announce any intention or desire to withhold, withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company’s shareholders vote in favor of and approve and adopt this Agreement and approve the Merger.

(c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying (or publicly proposing to do any of the foregoing) its recommendation, approval or declaration of advisability of this Agreement and of the Merger, and the Board of Directors of Company may recommend, adopt, approve or, in the case of a tender offer or exchange offer, recommend that Company’s shareholders accept (or publicly propose to do any of the foregoing) any Superior Offer (any of the foregoing actions, a “Company Change of Recommendation”) if, prior to the Company Shareholders’ Meeting, (i) a Superior Offer is made to Company and is not withdrawn, (ii) Company shall have provided written notice to Parent no later than 24 hours after receiving such Superior Offer (a “Notice of Superior Offer”) advising Parent that Company has received a Superior Offer and that it intends (or may intend) to change its recommendation and the manner and timing in which it intends (or may intend) to do so, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer and providing any other materials related to the Superior Offer required by Section 5.3(b), (iii) Company shall have provided to Parent a copy of all written materials delivered to the person or group making the Superior Offer and made available to Parent all other materials and information made available to the person or group making the Superior Offer together with a complete list identifying all such materials and information, (iv) Parent shall not have, within three business days of Parent’s receipt of the Notice of Superior Offer, made an offer that Company’s Board of Directors by a majority vote determines in its good faith judgment (after consultation with a financial advisor of national standing, such as Bryant Park Capital) to be at least as favorable to Company’s shareholders as such Superior Offer (it being agreed that the Board of Directors of Company shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), (v) the Board of Directors of Company concludes in good faith, after receipt of advice of its outside counsel, that, in light of such Superior Offer, effecting a Company Change of Recommendation is necessary in order to comply with its fiduciary duties to Company’s shareholders under Pennsylvania law, and (vi) Company shall not have breached any of the restrictions set forth in Section 5.3(a), 5.3(b) or this Section 5.2. Company shall provide Parent with the same amount of prior notice provided to the members of Company’s Board of Directors (but in no event less than 24 hours) of any meeting of Company’s Board of Directors at which Company’s Board of Directors is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a Superior Offer. Nothing contained in this Section 5.2(c) shall limit Company’s obligation to hold and convene the Company Shareholders’ Meeting (regardless of whether there shall have been a Company Change of Recommendation).

(d) Nothing contained in this Agreement shall prohibit Company or its Board of Directors from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Company’s shareholders if, in the good faith judgment of the Board of Directors of the Company, failure to so disclose would be inconsistent with its obligations under applicable law; provided, however, that the Board of Directors of Company shall comply with Section 5.2(c) prior to taking and disclosing such position.

5.3 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company will not, nor will Company authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by Company to, directly or indirectly, (i) solicit, encourage or facilitate the making of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) disclose to any person any non-public information relating to Company in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Acquisition Proposal, (iv) submit any Acquisition Proposal to the vote of the shareholders of Company, (v) withdraw or modify (or publicly propose or announce any intention or desire to withdraw or modify), in a manner adverse to Parent, the approval of Company’s Board of Directors of this Agreement and/or any of the transactions contemplated hereby, (vi) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; or (vii) take any action or position that is inconsistent with Section 5.2(b); provided, however, that prior to obtaining the Company Shareholder Approvals, this Section 5.3(a) shall not prohibit Company from delivering or making available non-public information regarding Company to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of Company concludes in good faith (after receipt of advice of its outside legal counsel and a financial advisor of national standing, such as Bryant Park Capital) is, or is reasonably likely to lead to, a Superior Offer if (1) neither Company nor any representative of Company shall have violated, prior to the receipt of such Acquisition Proposal, any of the restrictions set forth in this Section 5.3(a), or violated at any time, any of the restrictions set forth in Section 5.3(b), (2) the Board of Directors of Company concludes in good faith, after receipt of advice of its outside counsel, that taking such action is necessary to comply with its fiduciary duties to Company under Pennsylvania law, (3) Company gives Parent written notice no later than 24 hours after receiving such Acquisition Proposal of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal and of Company’s intention to deliver or make available nonpublic information to, or enter into discussions with, such person or group, (4) prior to delivering or making available any such non-public information to, or entering into any such discussions with, such person or group, Company receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Company’s confidential information as the Confidentiality Agreement and (5) contemporaneously with delivering or making available any such nonpublic information to such person or group, Company delivers such non-public information to Parent (to the extent such nonpublic information has not been previously delivered by Company to Parent and, to the extent previously delivered, Company delivers a complete list identifying all such non-public information). As of the date of this Agreement, Company will cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any investment banker, attorney or other advisor or representative of Company shall be deemed to be a breach of this Section 5.3(a) by Company.

(b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.3, Company shall as promptly as practicable and in any event within 24 hours advise Parent orally and in writing of any Acquisition Proposal, any request for non-public information relating to Company or for access to any of the properties, books or records of Company, or any other inquiry, proposal or offer which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or other inquiry, proposal or offer, and the identity of the person or group making any such Acquisition Proposal, request or other inquiry, proposal or offer. Company will (i) keep Parent informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such Acquisition Proposal, request or other inquiry, proposal or offer and (ii) provide to Parent as promptly as practicable a copy of all written and other materials and information provided to Company in connection with any such Acquisition, request or other inquiry, proposal or offer.

5.4 Confidentiality; Access to Information.

(a) Confidentiality Agreement. The parties acknowledge that Company and Parent have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

(b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, properties, results of operations and personnel of Company, as Parent may reasonably request; provided, however, that Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Company requires Company to restrict or prohibit access to any such properties or information. No information or knowledge obtained in any investigation pursuant to this Section 5.4(b) will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.5 Notification of Certain Matters. Each of Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any material litigation relating to, involving or otherwise affecting Company, Parent or Parent’s subsidiaries. Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no suchnotification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.6 Public Disclosure. Parent and Company will consult with each other, and to the extent reasonably practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any other announcement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq Stock Market.

5.7 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to effect an Action of Divestiture.

5.8 Third Party Consents. Parent and Company will each use all reasonable efforts to obtain, as soon as practicable following the date hereof, any consents, waivers and approvals under any of its or its subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

5.9 Employee Benefits. Upon the request of Parent, Company shall use all reasonable efforts to terminate, effective no later than the date immediately preceding the Closing Date, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “401(k) Plans”) in accordance with the provisions of the 401(k) Plans and applicable law. Parent shall receive from Company, prior to the Closing Date, evidence that Company’s Board of Directors has adopted resolutions to terminate such Company Employee Plan (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld) no later than the date immediately preceding the Closing Date. The Company shall also take such other actions in furtherance of terminating such Company Employee Plan as Parent may reasonably require. Upon the request of Parent, Company agrees that it shall terminate any and all group severance, separation, retention and salary continuation plans, programs, agreements or arrangements prior to the Closing Date other than agreements that by their terms cannot be unilaterally terminated by Company. Company shall exercise commercially reasonable efforts to cause each employee who receives, prior to the Closing, any severance payments, to execute, in exchange therefor, a customary general release of all known and unknown claims against Company, including by making such execution a condition of obtaining such severance payments to the extent it would not be a breach of the employee’s agreements with the Company or otherwise violate applicable law.

5.10 Indemnification.

(a) If the Merger is consummated, then until the sixth anniversary of the Effective Time, with respect to the directors and officers of Company as of immediately prior to the Effective Time (the “Indemnified Parties”), Parent will fulfill and honor in all respects the obligations of Company to the Indemnified Parties pursuant to any indemnification provisions under Company’s Articles of Incorporation or Bylaws as in effect on the date hereof and any indemnification Contracts compliant with Pennsylvania law in effect between Company the Indemnified Parties, in each case subject to applicable law, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted before, at or after the Effective Time. Any claims for indemnification made under this Section 5.10 on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof. However, the foregoing covenants under this Section 5.10 shall not apply to any claim or matter that relates to a willful or intentional breach of a representation, warranty or covenant made by Company in connection with this Agreement or the transactions contemplated hereby or made by a Company shareholder in connection with the Voting Agreement. Company represents that to its knowledge, there is no current basis for any indemnity claim under this Section 5.10 relating to facts and circumstances other than those related to a sale of Company, except as set out in Part 5.10 of the Company Disclosure Letter, and in the event of breach of this representation, this Section 5.10 shall be terminated with respect to any claim not disclosed in Part 5.10.

(b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, if available, directors’ and officers’ liability insurance coverage for the Indemnified Parties on terms substantially similar to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend on an aggregate basis in excess of $375,000.

(c) This Section 5.10 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

5.11 Nasdaq Listing. Parent agrees to authorize for listing on the Nasdaq Stock Market the shares of Parent Common Stock issuable in connection with the Merger, effective upon official notice of issuance.

5.12 Takeover Statutes. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to any Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

5.13 Section 16 Matters. Company shall and, provided that Company delivers to Parent the Section 16 Information (as defined below) in advance of the meeting of Parent’s Board of Directors where such matters are scheduled to be discussed, Parent shall use all reasonable efforts (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean information regarding the Company Insiders and the number of shares of Company capital stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in connection with the Merger. “Company Insiders” shall mean those individuals who are or will be subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to Parent or Company.

5.14 Tax Treatment as Reorganization. Neither Parent, Merger Sub nor Company shall, and they shall not permit any of their respective subsidiaries to, take any action or cause any action to be taken prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code and shall use all reasonable efforts to cause the Merger to so qualify. Parent, Merger Sub and Company shall, and shall cause their respective subsidiaries to, take the position for all purposes that the Merger qualifies as a reorganization under that Section of the Code.

5.15 Company Credit Facilities. No later than the Closing, Company shall (i) cause all agreements relating to Company Debt (including security agreements) to be terminated, and (ii) cause all security interests, liens or other encumbrances securing such Company Debt to be released and shall file all UCC termination statements necessary to perfect or give notice of the release of such security interests.

5.16 Company Affiliates; Restrictive Legend. Company will use all reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each person listed on Part 2.21 of the Company Disclosure Letter, an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 in a form provided by Parent and reasonably acceptable to Company. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock receivedpursuant to the Merger by any such Company affiliate, and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, an appropriate restrictive legend stating in substance that such shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and that the transferability of such shares is therefore restricted but that such legend shall be removed by Parent upon receipt of an opinion of counsel that such legend may be removed.

5.17 Transition Employee Arrangements.

(a) Company agrees to use commercially reasonable efforts to retain the services of the employees listed on Part 5.17(a)(1) of the Company Disclosure Letter (each a “Transition Employee”) unless otherwise agreed to in writing by Parent. In addition, the Company agrees to use commercially reasonable efforts to retain the services of its Chief Executive Officer, Chief Financial Officer and Senior Vice President of Marketing (each a “Key Officer”) through the Closing Date. Parent agrees to use good faith commercially reasonable efforts to assist the Company in retaining the services of the Transition Employees and the Key Officers.

(b) Parent may enter into “at-will” employment arrangements as of the Closing Date with certain Transition Employees pursuant to offer letters based on Parent’s standard form (each, an “Offer Letter”). Such Offer Letters will (i) be subject to and in compliance with Parent’s standard human resources policies and procedures, (ii) have terms, including the position, salary and terms of employment of such employee, which will be determined by Parent after consultation with the Company’s management, and (iii) supersede any prior employment agreements and other arrangements with such employee in effect prior to the Closing Date. Each employee of Company who remains an employee of Parent or the Surviving Corporation after the Closing Date shall be referred to hereafter as a “Retained Employee.” Retained Employees shall be required to execute all standard employee documents of Parent. In addition, Parent may require certain Retained Employees to complete background checks in accordance with Parent’s standard policies. Retained Employees shall be eligible to receive benefits substantially comparable to those applicable to employees of Parent.

5.18 Transition Services Agreement. At the Closing Date, Parent and each of the Key Officers shall enter into a Transition Services Agreement in substantially the form attached hereto as Exhibit D (the “Transition Services Agreements”). Pursuant to the Transition Services Agreements, each Key Officer shall agree to provide transition services as mutually agreed to by Parent and such Key Officer for a period of 30 days following the Closing in exchange for compensation as mutually agreed to by Parent and such Key Officer.

5.19 Termination of Company Options and Company Option Plans. Company shall take all reasonable efforts to cause the exercise or termination and cancellation, effective prior to the Closing, of all outstanding options and warrants to purchase Company Stock or to purchase any other equity security of Company and to terminate, effective prior to the Closing, the Company Option Plans. Parent agrees and acknowledges that pursuant to the terms of the Company Option Plans, the vesting of the Company Options may be accelerated in full immediately prior to, but contingent upon, the Merger.

5.20 Dissenting Shares. As promptly as practicable after the date of the Company Shareholders’ Meeting and prior to the Closing Date, Company shall furnish Parent with the name and address of each holder of Dissenting Shares and the number of Dissenting Shares owned by such shareholder.

5.21 Spreadsheet. Company shall have delivered to Parent, at least two business days prior to Closing, a spreadsheet in form and substance reasonably satisfactory to Parent setting forth the calculation of the Announcement Stock Price, Closing Stock Price, Current Maintenance Run Rate, Debt Cash Exchange Ratio, Debt Stock Exchange Ratio, Final Maintenance Run Rate, Final Net Cash Assets, Fully-Diluted Company Common Stock, Fully-Diluted Company Series F Stock, General Cash Exchange Ratio, General Stock Exchange Ratio, Merger Expenses, Parent Cash Percentage, Parent Share Cap, Parent Share Percentage, Projected Net Cash Assets (as of the Closing Date), Series F Cash Exchange Ratio, Series F Stock Exchange Ratio, Total Base Merger Value, Total Debt Merger Value, Total Final Merger Value, Total Parent Shares, Total Parent Cash (which amount shall be furnished by Parent), Total Preference Merger Value and Total Remaining Merger Value.

5.22 Transaction Tax Liabilities. Parent and Merger Sub agree that they shall pay and be solely responsible for any state or federal tax liabilities of the Company, Parent and Merger Sub that arise as a result of the completion of the transactions contemplated by this Agreement.

5.23 General Release and Covenant Not to Sue. Company, for itself and its successors, assigns and shareholders, hereby irrevocably and unconditionally releases, acquits and forever discharges Parent and Parent’s officers, directors, employees, shareholders, agents, servants, attorneys, representatives, successors, assigns and affiliates (“Parent Releasees”) of and from any and all claims, complaints, rights, liabilities, demands, causes of action, promises, agreements, controversies, suits, costs, expenses, losses, attorneys fees, damages, indemnities, debts, and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct, occurring at any time prior to OR AFTER the date of this Agreement, relating to or arising directly or indirectly out of any terminations of employment by, or resignations of, Company’s employees, or any communication with any Company employees with respect to their pre-Closing or post-Closing employment opportunities (or lack thereof) with the Company (including without limitation claims arising as a result of Company employees who resign prior to the scheduled Closing because they will not offered employment by Parent after the Merger) (collectively, the “Released Matters”). Further, Company, for itself and its successors and assigns and shareholders, hereby covenants not to sue Parent or Parent Releasees with respect to any of the Released Matters. Notwithstanding any other provision of this Agreement, this Section 5.23 shall survive Closing and shall survive any termination of this Agreement. Company acknowledges that it has read and understands Section 1542 of the California Civil Code which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Acknowledging the provisions of Section 1542 of the California Civil Code, Company hereby expressly waives its provisions, and gives up and release any and all claims Company may have, or may at any time hereafter have, against Parent or Parent Releasees pertaining in any way to the Released Matters. COMPANY IS REPRESENTED BY COUNSEL AND IT

FULLY UNDERSTANDS THE TERMS AND THE FINAL BINDING EFFECT OF THIS GENERAL RELEASE.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(b) No Order; Governmental Consents. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All material required approvals or consents of any Governmental Entity (including foreign antitrust approvals or consents) in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained.

(c) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(d) No Restraints. There shall not be pending or overtly threatened any action, proceeding or hearing by any Governmental Entity (i) seeking to restrain or prohibit the Merger or (ii) seeking to require Parent or any of its subsidiaries to effect an Action of Divestiture.

6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not be, individually or in the aggregate, material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement; provided, that the representations and warranties of Parent and

Merger Sub in Sections 3.2 and 3.3(a), (b)(i) and (c) shall be true and correct in all material respects. It being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(c) Total Base Merger Value. The aggregate value of the Total Parent Shares, valued using the Closing Stock Price, and Total Parent Cash shall not be less than the Total Base Merger Value (disregarding any rounding in making such calculation).

(d) Company Shareholder Approval. The Company Shareholder Approvals shall have been obtained by the requisite vote of the shareholders of Company under applicable law and the Company Charter Documents.

(e) Tax Opinion. Company shall have received an opinion, dated as of the Effective Time, of Stevens & Lee, which shall not be unreasonably withheld and which shall be reasonably satisfactory in form and substance to the Company, dated as of the Effective Time, based upon representation letters reasonably required by such counsel, dated on or about the date of such opinion, and such other facts and representations as such counsel may reasonably deem relevant, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368 of the Code.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on Company; provided, that the representations and warranties of Company in Sections 2.2, 2.3 and 2.4 shall be true and correct in all material respects. It being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company.

(b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company.

(c) Company Shareholder Approval. The Company Shareholder Approvals shall have been obtained by the requisite vote of the shareholders of Company under applicable law and the Company Charter Documents.

(d) Material Adverse Effect. No Material Adverse Effect with respect to Company shall have occurred since the date of this Agreement and be continuing.

(e) Company Options and Warrants. There shall be no options or warrants outstanding to purchase Company capital stock or to purchase any other equity security of Company and the Company Option Plans shall have been terminated and each holder of such an unexercised option that does not by its terms automatically terminate at Closing shall have executed a consent to the termination upon the Merger of all of such options held by optionee.

(f) Termination of Company Employee Plans. Company shall have delivered (i) a true, correct and complete copy of resolutions adopted by the Board of Directors of Company, certified by the Secretary of Company, authorizing the termination, to the extent legally permissible, of each or all of the Company Employee Plans (other than plans providing for Company Severance Payments), including Company’s 401(k) Plan (the “401(k) Plan”), requested by Parent to be terminated, and (B) an amendment to the 401(k) Plan, executed by Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination.

(g) Dissenting Shares. The number of Dissenting Shares shall not exceed 5% of all of the Company capital stock (on an as-converted basis) outstanding immediately prior to the Effective Time of the Merger.

(h) Consents. Parent shall have received duly executed copies of the third-party consents, approvals, assignments, waivers or authorizations set forth in Part 6.3(h) of the Company Disclosure Letter, in form and substance reasonably satisfactory to Parent.

(i) Non-Solicitation Agreements. Parent shall have received copies of Non-Solicitation Agreements executed by each of the persons listed in Part 6.3(i) of the Company Disclosure Letter.

(j) Affiliate Agreements. Each person listed on Part 2.21 of the Company Disclosure Letter shall have executed and delivered an affiliate agreement of the type described in Section 5.16 to Parent.

(k) Spreadsheet Certificate. Parent shall have received a certificate, signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company, that the information with respect to the Current Maintenance Run Rate, Final Maintenance Run Rate, Final Net Cash Assets, Fully-Diluted Company Common Stock, Fully-Diluted Company Series F Stock, Merger Expenses and Projected Net Cash Assets (as of the Closing Date) is accurate and complete in all material respects.

(l) Company Debt. The holders of Company Debt outstanding as of immediately prior to the Effective Time shall have consented in a writing in form and substance reasonably satisfactory to Parent to the conversion and satisfaction of such Company Debt in the manner provided for in Article I of this Agreement.

(m) Maintenance Run Rate. The Final Maintenance Run Rate shall be at least 80% of the Current Maintenance Run Rate.

(n) Audits; Financial Certificates. Audits of Company’s consolidated financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and any additional information required by SEC regulations (the “Historical Audits”), together with the review of the Company’s consolidated financial statements for any interim quarterly period subsequent to December 31, 2003 through the Closing Date pursuant to Statement of Auditing Standards 100 (the “SAS 100 Review”), shall have been completed, and copies of the Historical Audits and the SAS 100 Review shall have been delivered to Parent. At the Closing, Parent shall have received a certificate executed by the Company’s Chief Executive Officer stating that the Historical Audits and the financial statements of Company for such interim quarterly period following the SAS 100 Review fairly present, in all material respects, the financial condition and results of operations of the Company for the periods covered by the Historical Audits and the SAS 100 Review.

(o) Company Severance Payments and Merger Expenses. Company shall have paid and satisfied in full, and shall have had sufficient cash to pay and satisfy in full, all Company Severance Payments and all Merger Expenses.

(p) No Shareholder Litigation. No action, suit, arbitration, mediation, proceeding or claim brought by any Company shareholder (“Shareholder Claim”) which could reasonably be expected (without regard to attorney’s fees) to result in any material liability to Parent or the Surviving Corporation or give rise to any material claim for indemnification pursuant to Section 5.10 shall be pending before any court, Governmental Entity, arbitrator or mediator; provided, however, that Parent may not terminate this Agreement based on the failure of this closing condition to be satisfied if SSI agrees (or SSI and TBBH (pro rata) agree) to defend, indemnify and hold harmless Parent and the Parent Releasees, with respect to all loss, cost, damages or expenses, including defense costs and amounts paid in settlement, relating to or arising out of any such Shareholder Claim pursuant to an Indemnification Agreement in form reasonably acceptable to Parent and such indemnitor(s).

(q) Payment of Insurance Premium. Company shall have paid to SSI or otherwise have no continuing liability to SSI for any premium payments owed on Company’s Directors’ and Officers insurance policy that expired on November 30, 2003.

(r) Net Cash Assets. The Final Net Cash Assets shall not be more than $650,000 less than the Projected Net Cash Assets.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Company Shareholder Approvals:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

(b) by either Company or Parent if the Merger shall not have been consummated by the date that is six months after the date hereof (the “Outside Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement; provided further, that if the Registration Statement has not been declared effective on or before the date (the “Extension Date”) that is 45 days after the date on which the Registration Statement was first filed with the SEC, the Outside Date shall automatically be extended by the number of days equal to the number of days between the Extension Date and the date on which the Registration statement is declared effective;

(c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either Company or Parent, if the Company Shareholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain such Company Shareholder Approvals shall have been caused by Company’s action or failure to act and such action or failure to act constitutes a breach by Company of this Agreement;

(e) by Parent (at any time prior to obtaining the Company Shareholder Approvals by the required vote of Company shareholders) if a Parent Triggering Event shall have occurred;

(f) by Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable (such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be capable of being satisfied) prior to the Outside Date by Parent, then Company may not terminate this Agreement under this

Section 7.1(f) for 30 days, with respect to an inaccuracy or breach, after delivery of written notice from Company to Parent of such breach if Parent continues to exercise all reasonable efforts to so cure such breach (it being understood that Company may not terminate this Agreement pursuant to this Section 7.1(f) if such breach by Parent is so cured during such 30-day period, or if Company is at that time in material breach of this Agreement); or

(g) by Parent, either (i) upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, or (ii) if a Material Adverse Effect on Company shall have occurred; provided that if such inaccuracy in Company’s representations and warranties or breach by Company, or Material Adverse Effect on Company, is curable (such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be capable of being satisfied) prior to the Outside Date by Company, then Parent may not terminate this Agreement under this Section 7.1(g) for 30 days, with respect to an inaccuracy or breach, or 45 days, with respect to a Material Adverse Effect, after delivery of written notice from Parent to Company of such breach if Company continues to all commercially reasonable efforts to so cure such breach or Material Adverse Effect on Company (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if such breach by Company or Material Adverse Effect on Company is so cured during such 30 or 45–day period, or if Parent is at that time in material breach of this Agreement).

7.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any material breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Termination Fee. In the event that this Agreement is terminated (i) by Company or Parent pursuant to Section 7.1(b), (ii) by Company or Parent pursuant to Section 7.1(d), or (iii) by Parent pursuant to Section 7.1(e), then Company shall pay to Parent a termination fee in immediately available funds equal to (x) $300,000 plus (y) the amount of fees and expenses of Parent actually incurred relating to transactions contemplated by this Agreement prior to termination (including without limitation fees and expenses of Parent’s financial advisors, counsel and accountants) up to a maximum amount of an additional $300,000 (the “Termination Fee”) promptly but in no event later than two business days after the date of such termination; provided, however, that in the case of a termination under Sections 7.1(b) or 7.1(d) prior to which no Parent Triggering Event shall have occurred, (A) such Termination Fee shall be paid only if (1) prior to such termination, an Acquisition Proposal with respect to Company was publicly announced or disclosed and (2) within 12 months following the termination of this Agreement, either such Acquisition Proposal is consummated, or Company enters into a Contract providing for such Acquisition Proposal which is later consummated (whether during or after such 12-month period) and (B) such Termination Fee shall be paid promptly, but in no event later than two business days after the consummation of such Acquisition Proposal.

(c) Company Acknowledgement. Company acknowledges that (i) the agreements contained in Section 7.3(b) and the Voting Agreements are an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the termination fees described therein, and the benefits to Parent under the Voting Agreements (if realized), are reasonable and appropriate in all respects, and (iii) without these agreements and the Voting Agreements, Parent would not enter into this Agreement. Accordingly, if Company fails to pay in a timely manner the termination fee due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amounts set forth in Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company; provided, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or the Nasdaq Stock Market requires further approval by such shareholders without such further shareholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and Company.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, except that Parent may not extend for the benefit of Merger Sub and vice versa, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Merger Sub to such extension or waiver. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE III

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent or Merger Sub, to:

Opsware Inc.

599 N. Mathilda Avenue

Sunnyvale, California 94085

Attention: General Counsel

Facsimile No.: 408-744-7380

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention: David W. Healy, Esq.

Facsimile No.: 650-938-5200

(b)	if to Company, to:

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, NC 27511

Attention: Norman Phelps

Facsimile No.: 919-653-6266

with a copy to:

Stevens & Lee

620 Freedom Business Center, Suite 200

P.O. Box 62330

King of Prussia, PA 19406

Attention: Jeffrey P. Waldron, Esq.

Facsimile No.: (610) 371-7974

8.3 Interpretation; Certain Defined Terms. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third Party Beneficiaries. This Agreement, its Exhibits and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Voting Agreements, the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to create any third party beneficiaries or confer upon any other person any rights or remedies hereunder (including under Section 5.9), except as specifically provided in Section 5.10.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successor and permitted assigns.

8.11 Waiver Of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

OPSWARE INC.

By:	/s/ Benjamin A. Horowitz

Name:	Benjamin A. Horowitz
Title:	President and Chief Executive Officer

TES ACQUISITION CORP.

By:	/s/ Benjamin A. Horowitz

Name:	Benjamin A. Horowitz
Title:	President

TANGRAM ENTERPRISE SOLUTIONS, INC.

By:	/s/ Norman L. Phelps

Name:	Norman L. Phelps
Title:	President and Chief Executive Officer